OFFER TO PURCHASE FOR CASH
                               UP TO $25,000,000
              5.625% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
                                      OF
                           BANKATLANTIC BANCORP, INC.
                                      AT
                       $750 PER $1,000 PRINCIPAL AMOUNT

 SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 29, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). HOLDERS OF DEBENTURES (EACH, A "HOLDER" AND COLLECTIVELY, THE "HOLDERS") MUST TENDER THEIR DEBENTURES ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER OFFER CONSIDERATION (AS DEFINED BELOW). TENDERED DEBENTURES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE.


     BankAtlantic Bancorp, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the accompanying Letter of Transmittal (the "Letter of Transmittal") hereby offers to purchase (the "Tender Offer") up to $25 million aggregate principal amount of its 5.625% Convertible Subordinated Debentures due 2007 (each, a "Debenture" and collectively, the "Debentures") for a cash purchase price of $750 per $1,000 principal amount of Debentures, plus accrued and unpaid interest from December 1, 1999 up to, but not including, the date of payment (the "Tender Offer Consideration").

     The Debentures are listed on the Nasdaq Small Cap Market ("NASDAQ") under the symbol "BANCH." The last reported sale price of the Debentures on NASDAQ on January 27, 2000 was $650 per $1,000 principal amount. The Debentures are convertible into shares of Class A Common Stock of the Company (the "Class A Common Stock") at a conversion price of $11.25 per share which represents a conversion rate of 88.89 shares of Class A Common Stock per $1,000 principal amount. The Class A Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BBX." The closing price of the Class A Common Stock on the NYSE on January 27, 2000 was $5.0625 per share.
                                ---------------
SEE "RISK FACTORS" AND "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" FOR DISCUSSIONS OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING THE TENDER OFFER.
                                ---------------
     Unless the Tender Offer is terminated or amended, the Company's obligation to accept for purchase and to pay for Debentures validly tendered pursuant to the Tender Offer is conditioned upon (i) the availability of sufficient funds to the Company to purchase Debentures validly tendered and (ii) satisfaction of the General Conditions (as hereinafter defined). Unless the Tender Offer is terminated, if all of the conditions of the Tender Offer are satisfied or waived, Holders of Debentures who validly tender their Debentures prior to 5:00 p.m., New York City time, on February 29, 2000, unless extended, will receive the Tender Offer Consideration. The Tender Offer is not conditioned upon there being a minimum principal amount of Debentures tendered.

     The Company will accept for purchase up to $25 million aggregate principal amount of the Debentures. If Debentures having an aggregate principal amount in excess of $25 million are tendered and not withdrawn, the Company will purchase $25 million aggregate principal amount, pro rata in an amount per Holder equal to (i) a fraction the numerator of which is such Holder's total principal amount of all Debentures tendered and the denominator of which is the total principal amount of Debentures tendered, multiplied by (ii) $25 million ("Pro Rata Acceptance").
                                ---------------
     Any questions or requests for assistance may be directed to Ryan, Beck & Co., Inc. or Friedman, Billings, Ramsey & Co., Inc., which are acting as co-dealer managers for the Tender Offer (each a "Co-Dealer Manager' and together, the "Co-Dealer Managers") at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of the Tender Offer materials should be directed to Georgeson Shareholder Communications Inc., which is acting as information agent for the Tender Offer (the "Information Agent"), at the address and telephone number set forth on the back cover of this Offer to Purchase or to a Holder's broker, dealer, commercial bank or trust company. None of the Company, the Co-Dealer Managers, the Information Agent, the Trustee (as defined) or the Depositary (as defined) makes any recommendation as to whether or not Holders should tender their Debentures. Holders must make their own decision as to whether to tender Debentures pursuant to the Tender Offer and, if so, the principal amount of Debentures to tender.
                                ---------------
               THE CO-DEALER MANAGERS FOR THE TENDER OFFER ARE:



RYAN, BECK & CO.                                      FRIEDMAN, BILLINGS, RAMSEY

                                JANUARY 28, 2000

                              SUMMARY TERM SHEET


     The following is a brief summary of the material terms of the Tender Offer. You should review all of the information in this Offer to Purchase before deciding whether to participate in the Tender Offer.


Securities Tendered For:...   5.625% Convertible Subordinated Debentures due
                              2007. We are offering to purchase up to $25 million aggregate principal amount of outstanding
                              Debentures.


Expiration Date:...........   The Tender Offer will expire at 5:00 p.m., New
                              York City time, on February 29, 2000 unless we extend this date. See "The Tender
                              Offer--Expiration Date; Extension; Termination;
                              Amendment."


Tender Offer
 Consideration:.............  We are offering to purchase Debentures at a price of $750 per $1,000 principal amount, plus accrued and unpaid interest from December 1, 1999. See "The Tender Offer--Principal Terms of the Tender Offer."


How to Tender:.............   In order to validly tender Debentures in the
                              Tender Offer, you must tender the Debentures before the Expiration Date. The procedure you must follow will depend on whether you are the record holder or a beneficial owner.


                              /bullet/ If you are the record holder, deliver a
                                Letter of Transmittal or an Agent's Message with your Debentures to the Depositary and any other documents required by the instructions in the Letter of Transmittal.


                              /bullet/ If you are a beneficial owner of
                                Debentures held of record by someone else, you must instruct the record holder to tender your Debentures on your behalf.


                              See "The Tender Offer--Procedures for Tendering
                                Debentures."


Payment For Debentures;
 Pro Rata Acceptance:......   The Company will pay for validly tendered
                              Debentures promptly after the Expiration Date. If more than $25 million of Debentures are tendered, the Company will purchase from you an amount of Debentures based on the proportion of the Debentures you tendered to all Debentures tendered. See "The Tender Offer--Acceptance of
                              Debentures for Purchase; Payment for Debentures;
                              Maximum Tender Amount and Pro Rata Acceptance."


Withdrawal of Tenders:.....   You may withdraw your tender of Debentures on or
                              prior to the Expiration Date:


                              /bullet/ by following the procedures described
                                under "The Tender Offer--Withdrawal of Tenders" are satisfied, or


                              /bullet/ if the Tender Offer is terminated
                                without any Debentures being purchased.


                              See "The Tender Offer--Withdrawal of Tenders."

Conditions:................   The Tender Offer is conditioned upon:


                              /bullet/ the availability of sufficient funds to
                                enable us to purchase Debentures validly tendered, and


                              /bullet/ the satisfaction of other general
                                conditions described in the section "The Tender Offer--Conditions of the Tender Offer."


Termination and
 Amendment: We have the right to:


                              /bullet/ terminate the Tender Offer,


                              /bullet/ waive any unsatisfied conditions,


                              /bullet/ extend the Expiration Date, or


                              /bullet/ amend any terms of the Tender Offer.


                              See "The Tender Offer--Expiration Date;
                              Extension; Termination; Amendment."


Guaranteed Delivery:.......   If you:


                              /bullet/ desire to tender your Debentures but
                                cannot comply with the required procedures on a timely basis, or


                              /bullet/ your Debentures are not immediately available,


                              you may tender Debentures by following the guaranteed delivery procedures described in the section "The Tender Offer--Procedures for Tendering Debentures--Guaranteed Delivery" and in the Letter of Transmittal.


Risk Factors:..............   You should consider the discussion under "Risk
                              Factors" in deciding whether to tender your Debentures.


Brokerage Commission:......   You will not be required to pay any commission
                              in tendering your Debentures.

                               TABLE OF CONTENTS



SECTION                                                       PAGE
----------------------------------------------------------   -----
IMPORTANT INFORMATION ....................................     1
AVAILABLE INFORMATION ....................................     2
INCORPORATION OF INFORMATION BY REFERENCE ................     3
FORWARD-LOOKING STATEMENTS ...............................     4
SUMMARY ..................................................     5
  The Company ............................................     5
  Background and Purpose of the Tender Offer .............     5
  The Tender Offer .......................................     6
RISK FACTORS .............................................     9
THE COMPANY ..............................................    10
SOURCE AND AMOUNT OF FUNDS ...............................    11
RECENTLY ANNOUNCED TRANSACTION ...........................    11
RECENT DEVELOPMENTS ......................................    12
THE DEBENTURES ...........................................    14
MARKET AND TRADING INFORMATION ...........................    15
SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA
 FINANCIAL DATA OF THE COMPANY AND SUBSIDIARIES ..........    17
BACKGROUND AND PURPOSE OF THE TENDER OFFER ...............    21
THE TENDER OFFER .........................................    21
CERTAIN FEDERAL INCOME TAX CONSEQUENCES ..................    29
CO-DEALER MANAGERS .......................................    30
DEPOSITARY ...............................................    30
INFORMATION AGENT ........................................    30
FEES AND EXPENSES ........................................    31
INDEMNIFICATION ..........................................    31
MISCELLANEOUS ............................................    31

     Subject to applicable securities laws and the terms set forth in this Offer to Purchase, the Company reserves the right to (i) terminate the Tender Offer, (ii) waive any and all unsatisfied conditions to the Tender Offer, (iii) extend the Expiration Date of the Tender Offer, or (iv) otherwise amend the Tender Offer in any respect. Any such waiver, extension or amendment may be made by press release or such other means of announcement as the Company deems appropriate subject to compliance with applicable laws.


                             IMPORTANT INFORMATION


THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.


     In order to validly tender Debentures in the Tender Offer, a Holder must, on or prior to the Expiration Date, deliver to U.S. Bank Trust National Association (the "Depositary") at the address set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message (as hereinafter defined), and any other documents required by the instructions to such Letter of Transmittal, together with the Debentures (or such Debentures must be transferred pursuant to the procedures for book-entry transfer described therein and a confirmation of such book-entry transfer, including an Agent's Message, must be received by the Depositary, in either case prior to the Expiration Date). IF A HOLDER DOES NOT DELIVER SUCH DOCUMENTS ON OR PRIOR TO THE EXPIRATION DATE, THE HOLDER WILL NOT BE ELIGIBLE TO RECEIVE THE TENDER OFFER CONSIDERATION.


     Only (i) those persons in whose name Debentures are registered in the registry maintained by the Trustee under the Indenture pursuant to which the Debentures were issued or (ii) persons, such as brokers, dealers, commercial banks, trust companies and other nominees, who are participants in the Depository Trust Company (the "DTC" and, each participant, a "DTC Participant") (or a substitute book-entry transfer facility) and whose names appear on a security listing as owners of the Debentures, will be eligible to tender Debentures. Any beneficial owner whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Debentures should contact promptly such registered Holder. See "The Tender Offer--Procedures for Tendering Debentures--Proper Tender of Debentures" and the accompanying Letter of Transmittal.


     The Depositary and DTC have confirmed that the Tender Offer is eligible for the DTC Automated Tender Offer Program ("ATOP"). Accordingly, DTC Participants may electronically transmit their acceptance of the Tender Offer by causing DTC to transfer Debentures to the Depositary in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Depositary for its acceptance. The Depositary will establish an account with respect to the Debentures at DTC for purposes of the Tender Offer, and any financial institution that is a participant in DTC's system may make book-entry delivery of the Debentures by causing DTC to transfer such Debentures into the Depositary's account at DTC in accordance with DTC's procedure for such transfer. Although tenders of Debentures may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent's Message in connection with a book-entry transfer, must, in any case, be transmitted to and received by the Depositary at the address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the Holder must comply with the guaranteed delivery procedures described herein. See "The Tender Offer--Procedures for Tendering Debentures--Debentures Held Through DTC."


     The method of delivery of Debentures and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message transmitted through ATOP, is at the election and risk of the person tendering

Debentures and delivering the Letter of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.


     Tendering Holders will not be obligated to pay any fees to the Co-Dealer Managers, the Information Agent or the Depositary.


     This Offer to Purchase does not constitute an offer to any person in any jurisdiction in which such offer would be unlawful, and the Tender Offer is not made to, and tenders will not be accepted from, Holders of Debentures in states in which the Tender Offer or acceptance thereof would constitute a violation of the securities or Blue Sky Laws of such jurisdiction. In accordance with various state securities laws applicable to the Tender Offer which require the Tender Offer to be made to the public by a licensed broker or dealer, the Tender Offer is hereby made to the Holders of Debentures residing in each such state by the Co-Dealer Managers on behalf of the Company. No person has been authorized to make any recommendation on behalf of the Company as to whether the Holder should tender Debentures pursuant to the Tender Offer. No person has been authorized to give any information or to make any representation in connection therewith, other than those contained herein or in the accompanying Letter of Transmittal. If made or given, such recommendation or any such information or representation must not be relied upon as having been authorized by the Company.


     Although it has no obligation to do so, the Company reserves the right in the future to seek to acquire Debentures not tendered in the Tender Offer by means of open market purchases, privately negotiated acquisitions, subsequent exchange or tender offers, redemptions or otherwise, at prices or on terms which may be higher or lower or more or less favorable than those in the Tender Offer.


                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other documents and information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other documents and information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web Site located at http://www.sec.gov that contains reports, proxy and the aforementioned statements and other information regarding registrants that have filed electronically with the Commission, including the Company. The Company's Class A Common Stock is listed and traded on the NYSE and such reports, proxy statements and other documents and information concerning the Company are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Copies of the Indenture (as defined) pursuant to which the Debentures were issued are also available from the Company upon request. Requests for such copies should be directed to:


                           Corporate Communications
                             BankAtlantic Bancorp
                          1750 East Sunrise Boulevard
                        Fort Lauderdale, Florida 33304
                                (954) 760-5402


     This Offer to Purchase constitutes a part of a Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Commission by the Company pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder.

                   INCORPORATION OF INFORMATION BY REFERENCE


     The following documents of the Company have been filed with the Commission and are incorporated herein by reference:


     (i) Schedule TO and all accompanying exhibits,


     (ii) the Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 26, 1999, including the Company's consolidated financial statements contained under Item 8 thereto,


     (iii) the Company's Amendment to Annual Report on Form 10-K/A for the year ended December 31, 1998, filed with the SEC on April 30, 1999,


     (iv) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, filed with the SEC on May 12, 1999, August 12, 1999 and November 15, 1999, respectively, including the Company's unaudited consolidated financial statements contained therein, and


     (v) the Company's Current Report on Form 8-K dated January 13, 2000, filed with the SEC on January 25, 2000.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Expiration Date shall be deemed to be incorporated by reference into this Offer to Purchase and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase. The Company will provide without charge to each person, including any beneficial owner to whom this Offer to Purchase has been delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to:


                           Corporate Communications
                             BankAtlantic Bancorp
                          1750 East Sunrise Boulevard
                        Fort Lauderdale, Florida 33304
                                (954) 760-5402
                           Attn: Corporate Secretary

                          FORWARD-LOOKING STATEMENTS


     The Company cautions readers that certain matters discussed in this Offer to Purchase and in the documents incorporated include forward-looking statements. Although not an exhaustive list, some of the forward-looking statements can be identified by the use of words such as "anticipate", "believe", "estimate", "plan", "intend", "expect", "will", "should", "seeks" and similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to:


     (i)      the potential adverse impact on the Company's operations and profitability of changes in interest rates and increased leverage,

    (ii)      limitations on BankAtlantic's ability to pay dividends to the Company,

   (iii)      economic conditions, both generally and particularly in areas where we or our subsidiaries, including BankAtlantic, operate or hold assets,

    (iv)      interest rate and credit risk associated with BankAtlantic's loan portfolio,

     (v)      BankAtlantic's recent rapid growth and increased operating expenses,

    (vi)      uncertainty relating to the realization of benefits from our restructuring initiatives and our proposed corporate transaction which would result in the redemption of approximately 5.4 million shares of publicly held Class B Common Stock at a price of $6.00 per share,

   (vii)      our ability to manage new banking and non-banking initiatives and investments,

   (viii)     the highly competitive nature of our businesses, and

     (ix)     the availability of financing to fund the Tender Offer.

Many of these factors are beyond our control and beyond the control of BankAtlantic. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included elsewhere in this Offer to Purchase. For a discussion of additional factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this Offer to Purchase and in other information contained in our publicly available SEC filings.

                                    SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase.


                                  THE COMPANY


     The Company is a Florida-based savings bank holding company which owns BankAtlantic, a federally-chartered, federally-insured savings bank. BankAtlantic, organized in 1952, provides traditional retail banking services and a full range of commercial banking products and related financial services through 68 branch offices located primarily in Miami-Dade, Broward, Hillsborough and Palm Beach Counties in South Florida. BankAtlantic is regulated and examined by the Office of Thrift Supervision and the FDIC.


     While the Company's primary banking activities relate to the activities of BankAtlantic, the Company's other activities include (i) providing investment banking services, capital raising and advisory services to the financial services industry through the Company's subsidiary, Ryan Beck & Co., Inc., one of the Co-Dealer Managers of the Tender Offer, and (ii) engaging in real estate development and investment activities through the Company's subsidiary, BankAtlantic Development Corporation.


                  BACKGROUND AND PURPOSE OF THE TENDER OFFER


     The Company is making this Tender Offer for the purpose of acquiring Debentures at what the Board of Directors believes to be an attractive price to the Company. Under the terms of the Tender Offer, if successful, the Company will reacquire, and thereby extinguish, a portion of its indebtedness at a discount to its principal amount and in an amount less than that which would be payable upon redemption or at maturity.


     The Tender Offer will also enable Holders who currently face limitations in the trading market for their Debentures, an opportunity to liquidate their investment. Due to a thinly-traded market for the Debentures, Holders do not have the benefit of an active public market. The Tender Offer will provide Holders an opportunity to sell all or a portion of their Debentures for cash without the usual transaction costs associated with open market sales.


     The total amount of funds required by the Company to pay the offered price and any related fees and expenses will be approximately $19.25 million (assuming that Debentures with an aggregate principal amount of at least $25 million are tendered and not withdrawn on the Expiration Date). The Company expects to use a portion of the net proceeds of its current offering of its Subordinated Investment Notes to purchase the Debentures in the Tender Offer. See "Source and Amount of Funds" and "The Tender Offer--Conditions of the Tender Offer."

                               THE TENDER OFFER


Securities Tendered For....   5.625% Convertible Subordinated Debentures due
                              2007.


Cusip No...................   065908AC9


Aggregate Principal
 Amount Outstanding........   $100,000,000


Expiration Date............   The Tender Offer will expire at 5:00 p.m., New
                              York City time, on February 29, 2000 (unless extended by the Company in its sole discretion or earlier terminated). See "Tender Offer--Expiration
                              Date; Extension; Termination; Amendments."


Tender Offer
 Consideration..............  The Company is offering, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal, to purchase up to $25 million aggregate principal amount of outstanding Debentures (the "Maximum Tender Amount") for a cash purchase price of $750 per $1,000 principal amount, plus accrued and unpaid interest from December 1, 1999 up to, but not including, the date of payment.


Payment For Debentures;
 Pro Rata Acceptance.......   Promptly after the Expiration Date, the Company
                              will, subject to the satisfaction or waiver of all relevant conditions, accept for purchase, and pay for, Debentures validly tendered and not withdrawn under the Tender Offer on or prior to the Expiration Date; provided, however, that if more than the Maximum Tender Amount of Debentures has been tendered, and the Company chooses not to purchase all such Debentures, the Company will purchase the Maximum Tender Amount on a Pro Rata
                              Acceptance Basis. See "Tender Offer--Acceptance of
                              Debentures for Purchase; Payment for Debentures;
                              Maximum Tender Amount and Pro Rata Acceptance."


Withdrawal of Tenders......   Tenders of Debentures may be withdrawn on or
                              prior to the Expiration Date. In order to be effective, withdrawals of Debentures must comply with the procedures described under "The Tender
                              Offer--Withdrawal of Tenders." Tenders of any Debentures may also be withdrawn if the Tender
                              Offer is terminated without any such Debentures being purchased or as otherwise provided in this Offer to Purchase. In the event of any termination of the Tender Offer, the Debentures tendered pursuant to the Tender Offer will be returned promptly to the tendering Holder. See "Tender
                              Offer--Withdrawal of Tenders."


Absence of
 Appraisal Rights...........  There are no appraisal or other similar statutory rights available to Holders in connection with the Tender Offer. See "Tender Offer--Absence of Appraisal Rights."

Conditions.................   The Company's obligation to accept for purchase,
                              and to pay for, Debentures validly tendered and not withdrawn pursuant to the Tender Offer is conditioned upon (i) the availability of sufficient funds to the Company to purchase
                              Debentures validly tendered and (ii) satisfaction of the General Conditions. See "Tender
                              Offer--Conditions of the Tender Offer."


Amendment; Waiver..........   The Company reserves the right (i) to terminate
                              the Offer, (ii) to waive any and all unsatisfied conditions, (iii) to extend the Expiration Date or
                              (iv) to otherwise alter the Offer in any respect.
                              If the Company makes a material change in the terms of the Tender Offer or in the information concerning the Tender Offer or if the Company waives a material condition of the Tender Offer, the Company will disseminate additional information concerning such change or waiver and will extend the Tender Offer, in each case to the extent required by law. Any amendment applicable to the Tender Offer will apply to all Debentures tendered pursuant to the Tender Offer. See "Tender
                              Offer--Expiration Date; Extension; Termination;
                              Amendments."


How to Tender..............   In order to validly tender Debentures in the
                              Tender Offer, a Holder must, on or prior to the Expiration Date, deliver to the Depositary at the address set forth on the back cover of this Offer to Purchase a properly completed and duly executed
                              Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message, and any other documents required by the instructions in the Letter of Transmittal, together with such Debentures or such Debentures must be transferred pursuant to the procedures for book-entry transfer described therein and a confirmation of such book-entry transfer, including an Agent's Message, must be received by the Depositary, in either case on or prior to the Expiration Date. See "Tender
                              Offer--Procedures for Tendering Debentures."


Guaranteed Delivery........   A Holder who desires to tender Debentures and
                              who cannot comply with the procedures set forth herein on a timely basis or whose Debentures are not immediately available may tender such Debentures by following the procedures for guaranteed delivery set forth herein. See "The
                              Tender Offer--Procedures for Tendering
                              Debentures--Guaranteed Delivery" and the Letter of Transmittal.


Special Procedures For
 Beneficial Owners.........   Any beneficial owner whose Debentures are
                              registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Debentures should contact promptly such registered Holder. See "The Tender
                              Offer--Procedures for Tendering Debentures--Proper
                              Tender of Debentures" and the Letter of
                              Transmittal.

Risk Factors...............   Holders should consider the discussion under
                              "Risk Factors" in deciding whether to tender their Debentures.


Brokerage Commissions......   No commissions are payable by Holders to the
                              Co-Dealer Managers, the Trustee, the Information
                              Agent, the Company or the Depositary.


Co-Dealer Managers.........   The Company has retained Ryan, Beck & Co., Inc.
                              and Friedman, Billings, Ramsey & Co., Inc. to act as the Co-Dealer Managers in connection with the Tender Offer. In their capacity as the Co-Dealer
                              Managers, Ryan, Beck & Co. and Friedman, Billings,
                              Ramsey & Co. may contact Holders regarding the Tender Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Debentures. A Holder who desires to tender
                              Debentures and who cannot comply with the procedures set forth herein on a timely basis or whose Debentures are not immediately available may tender such Debentures by following the procedures for guaranteed delivery set forth herein. See
                              "Co-Dealer Managers."


Depositary.................   The Depositary for the Tender Offer is U.S. Bank
                              Trust National Association. See "Depositary."


Information Agent..........   The Information Agent for the Tender Offer is
                              Georgeson Shareholder Communications Inc. Requests for copies of the Tender Offer materials may be made by calling the Information Agent at (800)
                              223-2064. See "Information Agent."

                                 RISK FACTORS


     In deciding whether to participate in the Tender Offer, each Holder should consider carefully, in addition to the other information contained or incorporated by reference herein, the following:


MARKET AND TRADING INFORMATION


     While the Debentures are currently listed for quotation on NASDAQ, the trading market for the Debentures has been limited. Although the Company expects the Debentures to continue to be listed for quotation on NASDAQ following the completion of the Tender Offer, to the extent that Debentures are tendered and accepted for payment in the Tender Offer, the trading market for Debentures that remain outstanding may be more limited than the market that currently exists. This might have an adverse affect on the liquidity of the Debentures. An issue of securities with a smaller float may command a lower price than would a comparable issue of securities with a greater float. Accordingly, the market price for Debentures that are not tendered or not purchased in the Tender Offer may be adversely affected to the extent that the amount of the Debentures purchased pursuant to the Tender Offer reduces the float. The reduced float also will tend to make the trading prices of the Debentures that are not tendered or purchased more volatile. Accordingly, there can be no assurance that the trading market for the Debentures after consummation of the Tender Offer will not be even more limited than the trading market before the Tender Offer.


PRO RATA ACCEPTANCE


     The Company is seeking to purchase up to $25 million in aggregate principal amount of Debentures. To the extent that the aggregate principal amount of the Debentures tendered exceeds that amount, the Company will purchase the tendered Debentures on a Pro Rata Acceptance basis. There can be no assurance, therefore, that all of a tendering Holder's tendered Debentures will be purchased by the Company pursuant to the Tender Offer.


CERTAIN BANKRUPTCY CONSIDERATIONS


     Any payments made to Holders in consideration for their Debentures may also be subject to challenge as a preference if such payments: (a) are made within ninety (90) days of a bankruptcy filing by the Company (or within one
(1) year in the case of Holders who are determined to be insiders of the Company); (b) are made when the Company is insolvent and (c) permit the Holders to receive more than they otherwise might receive in a liquidation under applicable bankruptcy laws. If such payments were deemed to be a preference, the full amount of such payments could be recovered by the Company as a debtor in possession or by the Company's trustee in bankruptcy, and the Holder would be entitled to assert claims in respect of the Debentures against the Company in its reorganization or bankruptcy case. The Company does not believe that it is currently insolvent, will be insolvent after giving effect to the Tender Offer or will be insolvent within one (1) year, although for purposes of the preference laws described above, the Company would be presumed insolvent for the ninety (90) days preceding a bankruptcy or reorganization case.


VOLATILITY OF CLASS A COMMON STOCK


     The market price of the Class A Common Stock has fallen over the past year. See "Market and Trading Information." In the future, the market price of the Class A Common Stock into which the Debentures are convertible may be affected by factors such as: (i) actual or anticipated fluctuations in the Company's operating results, (ii) changes in interest rates, (iii) the performance of BankAtlantic's loan portfolio, (iv) the success of new banking and non-banking initiatives and investments, (v) conditions in the market for financial institutions, and (vi) general market conditions. There can be no assurance that the market price of the Class A Common Stock issuable upon conversion of the Debentures will not significantly change in the future from the price prevailing at the time of the Tender Offer.

HOLDING COMPANY STRUCTURE


     The Company is a holding company with no direct operations. The Company conducts business through its subsidiaries and has no significant assets other than the stock of its subsidiaries. The Company is significantly dependant on dividends and distributions from its subsidiaries, especially BankAtlantic, to meet its debt obligations. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or otherwise. Further, BankAtlantic is, and the Company's other subsidiaries may from time to time be, subject to regulatory or contractual constraints that restrict their ability to pay dividends or otherwise make distributions to the Company.


SUBSTANTIAL LEVERAGE


     At December 31, 1999, the Company had approximately $246.9 million of indebtedness outstanding and approximately $235.9 million of stockholders' equity. The Company has filed a Registration Statement with the Securities and Exchange Commission relating to an offering of up to $150 million of Investment Notes which are currently being offered for sale to the public. The Company intends to finance the Tender Offer through the issuance of the Investment Notes. While the terms of the Investment Notes will be determined from time to time, it is anticipated that they will be short-term instruments and will bear interest at significantly higher rates than the Debentures. The Investment Notes will rank pari passu in right of payment with the Debentures. Further, the Company has announced that it intends to effect a corporate transaction which would result in the redemption of its publicly-held Class B Common Stock at a price of $6.00 per share. The effect of these contemplated transactions would be to increase leverage and reduce the Company's equity to asset ratios. See "Selected Historical and Pro Forma Financial Data of the Company and Subsidiaries" for pro forma financial data relating to the effects on the Company of the Tender Offer, the proposed corporate transaction and the sale of the Investment Notes.



                                  THE COMPANY


     The Company is a Florida-based savings bank holding company which owns BankAtlantic, a federally-chartered, federally-insured savings bank. BankAtlantic, organized in 1952, provides traditional retail banking services and a full range of commercial banking products and related financial services through 68 branch offices located primarily in Miami-Dade, Broward, Hillsborough and Palm Beach Counties in South Florida. BankAtlantic's activities include: (i) attracting checking and savings deposits from the public and general business customers, (ii) originating commercial real estate and business loans, residential real estate loans and consumer loans, (iii) purchasing wholesale residential loans from third parties and (iv) making other permitted investments such as investments in mortgage-backed securities, tax certificates and other investment securities. BankAtlantic is regulated and examined by the Office of Thrift Supervision and the FDIC.


     Although the Company's primary activities relate to the banking activities of BankAtlantic, the Company's other activities include (i) providing investment banking services, capital raising and advisory services to the financial services industry through the Company's subsidiary, Ryan Beck & Co., and (ii) engaging in real estate development and investment activities through the Company's subsidiary, BankAtlantic Development Corporation. Ryan Beck, an investment bank whose activities include underwriting, distributing and trading tax-exempt and financial institution securities, was acquired by the Company in 1998. BankAtlantic Development Corporation currently owns St. Lucie West Holding Corp., a developer of a master planned residential, commercial and industrial community in St. Lucie County, Florida. BankAtlantic Development Corporation has several other investments in real estate development projects in South Florida and, in December 1999, acquired Levitt Corporation, a developer of single-family home communities, condominiums and rental apartment complexes.

                          SOURCE AND AMOUNT OF FUNDS


     If the Maximum Tender Amount were tendered and purchased, the funds required to pay the Tender Offer Consideration and related expenses would be approximately $19.25 million.


     The funds required to purchase validly tendered Debentures and to pay fees and expenses are to be provided from the proceeds of the Company's offering of Subordinated Investment Notes (the "Investment Notes"). The Company has filed a Registration Statement with the Securities and Exchange Commission relating to the offering of up to $150 million of Investment Notes which are currently being offered for sale to the public. The Investment Notes will be offered from time to time and the interest rate and maturity date will be determined at the time of issuance. The Company expects that the interest rate on the Investment Notes will be significantly higher than the interest rate on the Debentures. The Company will pay simple interest on the Investment Notes, either monthly, quarterly, semi-annually, annually or at maturity, at the election of the Holder. The maturity is expected to be from one to five years. The term of the Investment Notes will be automatically extended for a period equal to the original term unless (i) we notify the holder at least seven days prior to the maturity date that an extension will not be provided, (ii) the holder elects no earlier than ninety and no later than sixty days prior to the maturity date to have his or her Investment Notes repaid at maturity, or (iii) the Company has elected to extend the maturity date for an additional year. In addition, the Company may, at its discretion and on one occasion, elect to extend the maturity date for an additional year.


     The Investment Notes are unsecured obligations of the Company and are subordinated and junior in right of payment to the existing and future senior indebtedness of the Company. The Investment Notes will rank pari passu in right of payment with the Debentures. The Company will not be required to contribute funds to a separate fund to provide funds to repay the Investment Notes upon maturity. The Company currently has no plans or arrangements to finance or repay the Investment Notes nor are there any alternative finance arrangements in the event the Investment Note offering is not successful.


                        RECENTLY ANNOUNCED TRANSACTION


     The Company announced on January 13, 2000 that its Board of Directors has approved a corporate transaction which would result in the redemption and retirement of the approximately 5.4 million shares of Class B Common Stock held by the public at a price of $6.00 per share (the "Transaction"). The Class A Common Stock would continue to trade on the New York Stock Exchange after the Transaction as the Company's sole publicly traded common stock.


     The Company currently has two publicly traded classes of common stock. In addition to the approximately 32.4 million shares of outstanding Class A Common Stock, approximately 10.3 million shares of Class B Common Stock are traded on the Nasdaq National Market. The Class B Common Stock represents 100% of the voting rights of the Company. As a result of the transaction, BFC Financial Corporation, which currently with its affiliates beneficially owns in excess of 50% of the Class B Common Stock, would be the sole holder of the Class B Common Stock.


     The Transaction is subject to the approval of the holders of the Company's Class A Common Stock and Class B Common Stock, receipt of all required regulatory approvals and obtaining financing for the Transaction on terms satisfactory to the Company. It is currently anticipated that all outstanding options to acquire Class B Common Stock will be terminated at an expected pre-tax cost to the Company of approximately $4.6 million.


     The Company also announced that upon consummation of the Transaction it intends to explore alternatives for granting voting rights to holders of its Class A Common Stock. BFC Financial Corporation has indicated to the Company that it is amenable to the adoption of such a capital structure provided that BFC's control position is not adversely affected. No assurance can be given that such a transaction will be proposed or adopted and if so, in what form.

                              RECENT DEVELOPMENTS


     The Company recently announced net income for the year ended December 31, 1999 of $30.9 million, or diluted net earnings per share of $0.62 for its Class A Common Stock and $0.60 for its Class B Common Stock, compared to a net loss of ($8.0 million), or diluted net loss per share of ($0.20) for the Class A Common Stock and ($0.18) for the Class B Common Stock, for the same period in 1998. For the quarter ended December 31, 1999, net income was $4.0 million, or diluted net earnings per share of $0.09 for the Class A Common Stock and the Class B Common Stock, compared to a net loss of ($10.1 million), or diluted net loss per share of ($0.25) for the Class A Common Stock and ($0.22) for the Class B Common Stock, for the 1998 fourth quarter.


     The Company's income from continuing operations for the year ended December 31, 1999 was $28.8 million, or diluted net earnings per share of $0.59 for the Class A Common Stock and $0.57 for the Class B Common Stock, compared to net earnings of $10.2 million, or diluted net earnings per share of $0.25 for the Class A Common Stock and $0.23 for the Class B Common Stock, for the same period in 1998. For the quarter ended December 31, 1999, income from continuing operations was $3.1 million, or diluted net earnings per share of $0.08 for the Class A Common Stock and $0.07 for the Class B Common Stock, compared to a net loss of ($4.3 million), or diluted net loss per share of ($0.11) for the Class A Common Stock and ($0.09) for the Class B Common Stock, for the same period in 1998.


     Net interest income increased by $4.6 million to $29.3 million and by $15.0 million to $117.3 million for the three and twelve months ended December 31, 1999, respectively. Non-interest income increased by $8.0 million to $25.4 million and by $43.1 million to $100.0 million for the three and twelve months ended December 31, 1999, respectively.


     Non-interest expenses were $38.6 million for the quarter ended December 31, 1999, compared to $37.4 million for the same period in 1998, and were $139.7 million for the year ended December 31, 1999, compared to $120.7 million for the year ended December 31, 1998. The provision for loan losses was $11.6 million and $30.7 million for the three months and year ended December 31, 1999, respectively, compared to $12.0 million and $21.8 million for the corresponding periods in 1998, and the allowance for loan losses was increased by $3.5 million and by $6.5 million for the three months and year ended December 31, 1999, respectively, compared to September 30, 1999 and December 31, 1998.


     Total assets at December 31, 1999 increased to $4.2 billion, an increase of 10 percent compared to assets of $3.8 billion at December 31, 1998. Stockholders' equity decreased to $235.9 million at December 31, 1999, compared to $240.4 million at December 31, 1998.

     The Company also provided the following unaudited financial data:


                                                             AT OR FOR THE                    AT OR FOR THE
                                                           THREE MONTHS ENDED                  YEARS ENDED
                                                              DECEMBER 31,                    DECEMBER 31,
                                                     ------------------------------   -----------------------------
                                                          1999            1998             1999            1998
                                                     -------------   --------------   -------------   -------------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE SHEET DATA:
Total assets .....................................   $4,159,901       $ 3,788,975     $4,159,901      $3,788,975
Total stockholders' equity .......................   $  235,886       $   240,440     $  235,886      $  240,440
INCOME STATEMENT DATA:
Net interest income ..............................   $   29,306       $    24,680     $  117,266      $  102,285
Provision for loan losses ........................       11,602            11,977         30,658          21,788
Total non-interest income ........................       25,467            17,527        100,008          56,880
Total non-interest expense .......................       38,585            37,415        139,718         120,665
                                                     ----------       -----------     ----------      -----------
Income (loss) from continuing operations .........        3,102            (4,323)        28,792          10,186
Income (loss) from discontinued operations
 net of taxes ....................................          903            (5,814)         2,077         (18,220)
                                                     ----------       -----------     ----------      -----------
Net income (loss) ................................   $    4,005       $   (10,137)    $   30,869      $   (8,034)
                                                     ==========       ===========     ==========      ===========
PER SHARE DATA:
CLASS A COMMON SHARES
Diluted earnings (loss) per share from
 continuing operations ...........................   $     0.08       $     (0.11)    $     0.59      $     0.25
Diluted earnings (loss) per share from
 discontinued operations .........................         0.01             (0.14)          0.03           (0.45)
                                                     ----------       -----------     ----------      -----------
Diluted earnings (loss) per share ................   $     0.09       $     (0.25)    $     0.62      $    (0.20)
                                                     ==========       ===========     ==========      ===========
Diluted weighted average number of
 common and common equivalent shares
 outstanding .....................................   49,303,186        31,484,307     48,856,323      30,083,955
CLASS B COMMON SHARES
Diluted earnings (loss) per share from
 continuing operations ...........................   $     0.07       $     (0.09)    $     0.57      $     0.23
Diluted earnings (loss) per share from
 discontinued operations .........................         0.02             (0.13)          0.03           (0.41)
                                                     ----------       -----------     ----------      -----------
Diluted earnings (loss) per share ................   $     0.09       $     (0.22)    $     0.60      $    (0.18)
                                                     ==========       ===========     ==========      ===========
Diluted weighted average number of
 common and common equivalent shares
 outstanding .....................................   10,785,746        10,360,757     10,995,037      11,517,960
Book value per common share ......................   $     5.53       $      5.63     $     5.53      $     5.63
                                                     ==========       ===========     ==========      ===========

                                THE DEBENTURES


     The following summary of certain terms of the Debentures does not purport to be complete and is qualified in its entirety by reference to the Indenture. All capitalized terms used in this summary and not defined shall have the meaning ascribed to them in the Indenture.


Debentures Outstanding.....   $100 million aggregate principal amount at
                              December 31, 1999.


Conversion Rights..........   The Debentures are convertible, at the option of
                              the Holder, into shares of the Company's Class A
                              Common Stock at a conversion price of $11.25 per share (representing a conversion rate of 88.89 shares per $1,000 in principal amount of Debentures) (subject to adjustment under anti-dilution provisions) at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company. Upon conversion, no payment of accrued interest will be paid (unless converted debentures have been called for redemption) and no fractional shares will be issued. On January 27, 2000, the day prior to the date of this Offer to Purchase, the closing price of the Class A Common Stock was $5.0625 per share.


Subordination..............   The Debentures are subordinated and junior in
                              right of payment to all Senior Indebtedness (as defined in the Indenture) of the Company. The
                              Debentures rank on a par with all subordinated debt of the Company.


Unsecured Obligations......   The Debentures are not guaranteed or secured by
                              any lien on the Company's assets. The Debentures do not have the benefit of a separate fund, such as a sinking fund, for repayment of the Debentures at maturity.


Redemption.................   The Debentures are redeemable at the option of
                              the Company, in whole or in part, at any time on or after December 1, 2000. The redemption price payable for a redemption during the one-year period commencing December 1, 2000 is 104% of the principal amount, declining to 103% of the principal amount for the one-year period commencing December 1, 2001, declining to 102% of the principal amount for the one-year period commencing December 1, 2002, declining to 101% of the principal amount for the one-year period commencing December 1, 2003, and declining to 100% of the principal amount for any period after December 1, 2004.


Book-Entry Delivery
 and Form...................  The Debentures were issued in the form of a fully-registered Global Certificate (as defined in the Indenture) to DTC, which is the depository for the Global Certificate. The Global Certificate may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.


Events of Default..........   An event of default under the Indenture occurs
                              if the Company (i) fails to pay principal of or premium on the Debentures at maturity or upon redemption, (ii) fails to pay interest on any Debentures on the specified interest payment date and such failures continue for 30 days or more, (iii) fails to comply with the provisions, covenants or other agreements in the Indenture and (iv) becomes bankrupt or insolvent or reorganizes.


Listing....................   The Debentures are listed on NASDAQ under the
                              Symbol "BANCH." The Class A Common Stock into which the Debentures are convertible is listed and traded on the NYSE under the symbol "BBX."


Indenture..................   The Indenture under which the Debentures were
                              issued is between the Company and U.S. Bank Trust
                              National Association (successor to First Trust
                              National Association), as Trustee, and was entered into on November 26, 1997 (the "Indenture").


                        MARKET AND TRADING INFORMATION


THE DEBENTURES


     The Debentures are currently listed on NASDAQ. The following table sets forth, for the fiscal quarters indicated, the low and high closing prices for the Debentures. Although the Company expects the Debentures to continue to be listed on NASDAQ, to the extent that the Debentures are traded, prices of such Debentures may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. In addition, quotations for securities that are not widely traded, such as the Debentures, may differ from actual trading prices and should be viewed as approximations. The Company believes that the trading market for the Debentures remaining outstanding after the Tender Offer will be more limited. The last reported sale price of the Debentures on January 27, 2000 was $650 per $1,000 principal amount. See "Risk Factors--Market and Trading Information."


                                                              PRICE
                                                       --------------------
                                                          LOW        HIGH
                                                       ---------   --------
For the Year Ended December 31, 1997
  Fourth Quarter (from November 20, 1997) ..........   1002 1/2     1080

For the Year Ended December 31, 1998
  First Quarter ....................................   1072 1/2     1221 7/8
  Second Quarter ...................................   1077 1/2     1212 1/2
  Third Quarter ....................................    915         1090
  Fourth Quarter ...................................    715          895

For the Year Ended December 31, 1999
  First Quarter ....................................    770          870
  Second Quarter ...................................    770          860
  Third Quarter ....................................    770          856 1/4
  Fourth Quarter ...................................    585          765

For the Year Ended December 31, 2000
  First Quarter (through January 27, 2000) .........    602 1/2      665

CLASS A COMMON STOCK


     The Class A Common Stock into which the Debentures are convertible is listed on the NYSE under the symbol "BBX." The following table sets forth the high and low closing prices per share of Class A Common Stock as reported on the NYSE for the fiscal quarters indicated. The last reported sale price of the Class A Common Stock on January 27, 2000 was $5.0625 per share. See "Recently Announced Transaction."


                                                              PRICE
                                                       --------------------
                                                          LOW        HIGH
                                                       ---------   --------
For the Year Ended December 31, 1997
  First Quarter ....................................    5 11/16      7 5/16
  Second Quarter ...................................    6 3/8        7 13/16
  Third Quarter ....................................    7 7/8       11 1/8
  Fourth Quarter ...................................    9 1/8       11 3/8

For the Year Ended December 31, 1998
  First Quarter ....................................   10 1/16      12 13/16
  Second Quarter ...................................    9 3/4       12 1/2
  Third Quarter ....................................    6 1/16      10 1/2
  Fourth Quarter ...................................    4 5/16       6 31/32

For the Year Ended December 31, 1999
  First Quarter ....................................    5 35/64      7 53/64
  Second Quarter ...................................    5 63/64      7 29/64
  Third Quarter ....................................    5 1/2        7 1/16
  Fourth Quarter ...................................    3 3/4        6 1/16

For the Year Ended December 31, 2000
  First Quarter (through January 27, 2000) .........    3 15/16      5 1/16

                SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA
                FINANCIAL DATA OF THE COMPANY AND SUBSIDIARIES


     The table below sets forth selected historical consolidated financial data of the Company and consolidated financial data of the Company adjusted on a pro forma basis for the effects of the Tender Offer, the Transaction (as defined under "Recently Announced Transaction") and the use of proceeds from the sale of the Investment Notes.


     The consolidated historical financial information for the fiscal years ended December 31, 1997 and December 31, 1998 is derived from the audited consolidated financial statements of the Company for such periods or at such dates. Such data at or for the nine months ended September 30, 1998 and September 30, 1999 is derived from unaudited consolidated financial statements. In management's opinion, the Company's unaudited consolidated financial statements at or for the nine months ended September 30, 1998 and September 30, 1999 include all adjustments (consisting only of normal recurring adjustments except that the September 30, 1998 valuation of mortgage servicing rights included in discontinued operations resulted in a $15.0 million charge to earnings whereas no valuation allowance was needed in prior periods) necessary for a fair presentation of the results of operations and financial position for the respective periods. The results of operations for the nine months ended September 30, 1998 and September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year or any other interim period.


     The following unaudited pro forma information for the fiscal year ended December 31, 1998 and for the nine months ended September 30, 1999 have been prepared to indicate what potential financial results would have occurred (i) if the Company had completed the sale of $75 million of Investment Notes and applied the net proceeds for the Tender Offer and (ii) if the Company had completed the sale of Investment Notes, applied the net proceeds for the Tender Offer and consummated the Transaction. It should be noted that the pro forma information regarding the Tender Offer assumes that $25 million aggregate principal amount of Debentures were purchased by the Company for a cash purchase price of $750 per $1,000 principal amount of Debentures with an assumed offering cost of $500,000.


     The following pro forma information for the year ended December 31, 1998 and for the nine months ended September 30, 1999 is as if the Tender Offer and the Transaction were consummated on January 1, 1998 and 1999, respectively. The pro forma information is based upon available information and upon certain assumptions that the Company believes are reasonable. The Company cannot predict whether the consummation of the Transaction or the Tender Offer will conform to the assumptions used in the preparation of the unaudited pro forma information. The unaudited pro forma information is provided for informational purposes only and does not purport to be indicative of the results that would have been reported had such events actually occurred.

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                OF BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES


                                                         AT OR FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                               ------------------------------------------------------------------
                                                                                                     PRO FORMA
                                                                                   PRO FORMA       TENDER OFFER
                                                         HISTORICAL              TENDER OFFER     AND TRANSACTION
                                               ------------------------------   --------------   ----------------
                                                    1998             1999            1999              1999
                                               --------------   -------------   --------------   ----------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net interest income ........................    $    78,274     $   87,960       $    85,060        $    83,659
Provision for loan losses ..................          9,811         19,056            19,056             19,056
Non-interest income ........................         38,684         74,542            74,542             74,542
Non-interest expenses ......................         83,250        101,133           101,133            101,133
Income before income taxes and
 discontinued operations ...................         23,897         42,313            39,413             38,012
Provision for income taxes .................          9,388         16,622            15,503             14,963
Income from continuing operations ..........         14,509         25,691            23,910             23,049
Discontinued operations ....................        (12,406)         1,174             1,174              1,174
                                                -----------     ----------       -----------        -----------
Net income .................................          2,103         26,865            25,084             24,223
                                                ===========     ==========       ===========        ===========
PER SHARE DATA:
CLASS A COMMON SHARES:
Diluted earnings per share from
 continuing operations .....................    $      0.36     $     0.51       $      0.51        $      0.55
Diluted earnings (loss) per share from
 discontinued operations ...................          (0.31)          0.02              0.02               0.02
                                                -----------     ----------       -----------        -----------
Diluted earnings per share .................           0.05           0.53              0.53               0.57
                                                ===========     ==========       ===========        ===========
Diluted weighted average number of
 common and common equivalent shares
 outstanding Class A common shares .........     31,525,317     48,764,910        44,321,324         44,321,324
CLASS B COMMON SHARES:
Diluted earnings per share from
 continuing operations .....................    $      0.33     $     0.49       $      0.48        $  2,532.75
Diluted earnings (loss) per share from
 discontinued operations ...................          (0.28)          0.02              0.02             106.74
                                                -----------     ----------       -----------        -----------
Diluted earnings per share .................           0.05           0.51              0.50           2,639.49
                                                ===========     ==========       ===========        ===========
Diluted weighted average number of
 common and common equivalent
 shares outstanding ........................     10,235,317     11,047,765        11,047,765                  1
BALANCE SHEET DATA:
Total assets ...............................    $ 3,682,624     $3,970,629       $ 3,970,629        $ 3,970,629
Cost over fair value of net assets acquired
 and other intangibles .....................         56,368         54,729            54,729             54,729
Subordinated debentures and guaranteed
 preferred beneficial interest in Company's
 Junior Subordinated Debentures ............        252,875        246,902           296,902            296,902
Total stockholders' equity .................        247,321        236,967           238,242            200,829
FINANCIAL RATIOS:
Ratio of earnings to fixed charges including
 interest on deposits ......................           1.21           1.33              1.30               1.29
Ratio of earnings to fixed charges excluding
 interest on deposits ......................           1.37           1.61              1.55               1.47
Book value per common share ................           5.80           5.67              5.70               5.52

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                OF BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES
                                  (CONTINUED)


                                                             AT OR FOR THE YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------------------------
                                                                                                     PRO FORMA
                                                                                   PRO FORMA       TENDER OFFER
                                                         HISTORICAL              TENDER OFFER     AND TRANSACTION
                                               ------------------------------   --------------   ----------------
                                                    1997            1998             1998              1998
                                               -------------   --------------   --------------   ----------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net interest income ........................   $   94,530       $   102,285      $    98,565       $    96,542
Provision for loan losses ..................       11,268            21,788           21,788            21,788
Non-interest income ........................       33,366            56,880           56,880            56,880
Non-interest expenses ......................       77,722           120,665          120,665           120,665
Income before income taxes and
 discontinued operations ...................       38,906            16,712           12,992            10,969
Provision for income taxes .................       15,248             6,526            5,091             4,310
Income from continuing operations ..........       23,658            10,186            7,901             6,659
Discontinued operations ....................        4,111           (18,220)         (18,220)          (18,220)
                                               ----------       -----------      -----------       -----------
Net income (loss) ..........................       27,769            (8,034)         (10,319)          (11,561)
                                               ==========       ===========      ===========       ===========
PER SHARE DATA:
CLASS A COMMON SHARES:
Diluted earnings per share from
 continuing operations .....................   $     0.58       $      0.25      $      0.19       $      0.19
Diluted earnings (loss) per share from
 discontinued operations ...................         0.09             (0.45)           (0.45)            (0.53)
                                               ----------       -----------      -----------       -----------
Diluted earnings (loss) per share ..........         0.67             (0.20)           (0.26)            (0.34)
                                               ==========       ===========      ===========       ===========
Diluted weighted average number of
 common and common equivalent shares
 outstanding Class A common shares .........   33,674,934        30,083,955       30,083,955        30,083,955
CLASS B COMMON SHARES:
Diluted earnings per share from
 continuing operations .....................   $     0.59       $      0.23      $      0.18       $    864.30
Diluted earnings (loss) per share from
 discontinued operations ...................         0.09             (0.41)           (0.41)        (2,339.91)
                                               ----------       -----------      -----------       -----------
Diluted earnings (loss) per share ..........         0.68             (0.18)           (0.23)        (1,475.61)
                                               ==========       ===========      ===========       ===========
Diluted weighted average number of
 common and common equivalent shares
 outstanding Class B common shares .........   11,932,823        11,517,960       11,517,960                 1
BALANCE SHEET DATA:
Total assets ...............................   $3,064,480       $ 3,788,975      $ 3,788,975       $ 3,788,975
Cost over fair value of net assets acquired
 and other intangibles .....................       26,327            55,493           55,493            55,493
Subordinated debentures and guaranteed
 preferred beneficial interest in Company's
 Junior Subordinated Debentures ............      252,875           246,932          296,932           296,932
Total stockholders' equity .................      207,171           240,440          241,157           202,656
FINANCIAL RATIOS:
Ratio of earnings to fixed charges including
 interest on deposits ......................         1.33              1.11             1.08              1.07
Ratio of earnings to fixed charges excluding
 interest on deposits ......................         1.80              1.19             1.14              1.12
Book value per common share ................         5.59              5.63             5.64              5.44

                      FOOTNOTES TO PRO FORMA INFORMATION:


NOTE 1--PRO FORMA TENDER OFFER


     The pro forma assumes that $75.0 million of investment notes were issued at a 10% coupon rate. The offering costs were estimated at $1.0 million. The offering costs were amortized on a straight line basis over 2 years. The assumed net proceeds of $74.0 million from the investment note offering were assumed to have been utilized to retire the $25.0 million of aggregate principal amount of 55/8% Subordinated Convertible Debentures for a cash payment of $18.75 million and to reduce short term borrowings. The short term borrowings assumed retired had an interest rate of 4.82% and 5.09%, for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively.


     The retirement of the Debentures at less than their carrying cost will result in an extraordinary gain of approximately $3.1 million after income taxes, estimated tender offer costs of $500,000 and deferred offering costs related to the original issuance of the Debentures, which will be reflected in the Company's actual Statement of Operations if the Tender Offer is consummated. The extraordinary gain was not reflected in the Income Statement Data in the above pro forma; however, the extraordinary gain was reflected in pro forma total stockholders equity and book value per common share.


NOTE 2--PRO FORMA TENDER OFFER AND TRANSACTION


     The pro forma assumes that proceeds from the investment note offering were utilized as outlined above and to retire 5,359,093 and 5,480,307 shares of Class B common stock at January 1, 1999 and 1998, respectively, for $6.00 per share. The costs associated with the corporate transaction were estimated at $2.0 million.

     All options to acquire Class B common stock outstanding were assumed to have been redeemed. If the outstanding options were redeemed for cash, the Company will realize a nonrecurring compensation charge of approximately $4.6 million ($2.8 million net of income taxes) which will be reflected in the Company's actual Statement of Operations. The compensation charge was not reflected in the Income Statement Data in the above pro forma; however, the compensation charge was reflected in pro forma total stockholders equity and book value per common share.

     Upon consummation of the Transaction, only one share of Class B common stock will remain outstanding.

                  BACKGROUND AND PURPOSE OF THE TENDER OFFER


     The Company is making this Tender Offer for the purpose of acquiring Debentures at what the Board of Directors believes to be an attractive price to the Company. Under the terms of the Tender Offer, if successful, the Company will reacquire, and thereby extinguish, a portion of its indebtedness at a discount to its principal amount and in an amount less than that which would be payable upon redemption or at maturity. The Company intends to retire all Debentures purchased pursuant to the Tender Offer.


     The Tender Offer will also enable Holders who currently face limitations in the trading market for their Debentures, an opportunity to liquidate their investment. Due to a thinly-traded market for the Debentures, Holders do not have the benefit of an active public market. The Tender Offer will provide Holders an opportunity to sell all or a portion of their Debentures for cash without the usual transaction costs associated with open market sales.


     The total amount of funds required by the Company to pay the offered price and any related fees and expenses will be approximately $19.25 million (assuming that Debentures with an aggregate principal amount of at least $25 million are tendered and not withdrawn on the Expiration Date). The Company expects to use a portion of the net proceeds of its current offering of Investment Notes to purchase the Debentures in the Tender Offer. See "Source and Amount of Funds."


                                THE TENDER OFFER


PRINCIPAL TERMS OF THE TENDER OFFER


     Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal, the Company is offering to purchase up to $25 million aggregate principal amount of the Debentures for a cash purchase price of $750 per $1,000 principal amount plus accrued and unpaid interest from December 1, 1999 up to, but not including, the date of payment. The Company may, at its option, increase the aggregate principal amount of Debentures it will accept for purchase. To the best knowledge of the Company, no Debentures are to be purchased from any officer, director or affiliate of the Company.


CONDITIONS OF THE TENDER OFFER


     Notwithstanding any other provision of the Tender Offer, the Company shall not be required to accept for purchase, or to pay for, the Debentures tendered pursuant to the Tender Offer, and may terminate, extend or amend the Tender Offer or delay or refrain (subject to Rule 14e-1(c) under the Exchange Act) acceptance for purchase or payment of Debentures so tendered, if, as of the Expiration Date, (i) the Company does not have available sufficient funds to purchase Debentures validly tendered or (ii) any of the General Conditions have not been satisfied. The General Conditions shall be deemed to have been satisfied unless any of the following conditions shall occur on or prior to the acceptance for payment of the Debentures tendered pursuant to the Tender Offer (each of (1) through (7), a "General Condition" and collectively, the "General Conditions"):


     (1) there shall have been threatened, instituted or pending any action or proceeding by or before any court or governmental regulatory or administrative authority or tribunal, domestic or foreign, which challenges the making of the Tender Offer, the acquisition of Debentures pursuant to the Tender Offer or otherwise relates in any manner to the Tender Offer;


     (2) a statute, rule, regulation, judgment, order, stay, decree or injunction shall have been threatened, proposed, sought, promulgated, enacted, entered, enforced or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Tender Offer or that will, or is reasonably likely to, materially impair the contemplated benefits of the Tender Offer to the Company or otherwise results in the Tender Offer not being or reasonably likely not being in the best interests of the Company;


     (3) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that would or might prohibit, prevent, restrict or delay consummation of the Tender Offer or that will, or is reasonably likely to, materially impair the contemplated benefits of the Tender Offer to the Company or otherwise results in the Tender Offer not being or reasonably likely not being in the best interests of the Company;


     (4)(i) any general suspension or limitation of trading in, or limitation on prices for, securities in the financial markets of the United States; (ii) any suspension of trading of any securities of the Company on any United States securities exchange or interdealer quotation system; (iii) the declaration of a banking moratorium, or any suspension of payments in respect of banks, by Federal, Florida or New York authorities; or (iv) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by the United States or any other substantial state, national, or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency makes it impractical or inadvisable in the Company's view for the Company to proceed with the Tender Offer;


     (5) any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Company's sole judgment, has or may have a material adverse effect with respect to the Company's business, operations or prospects or the trading in the securities of the Company, or any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of ten percent (10%), as measured from the close of business on January 28, 2000;


     (6) the Company shall not have obtained all consents, approvals, waivers or amendments from third parties, including any required regulatory approvals, necessary to permit the consummation of the Tender Offer; or


     (7) any change shall have occurred (or any development shall have occurred involving any prospective change) in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations, or prospects of the Company that, in the sole judgment of the Company, has or may have a material adverse effect on the Company or that would or might prohibit, prevent, restrict or delay consummation of the Tender Offer.


     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company, in its sole discretion, regardless of the circumstances giving rise to any such condition or may be waived by the Company, in whole or in part, at any time and from time to time in the Company's sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time.


EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENTS


     The Tender Offer will expire on the Expiration Date. The Company expressly reserves the right to extend the Tender Offer on a daily basis or for such period or periods as it may determine in its sole discretion from time to time by giving written or oral notice to the Depositary and by making a public disclosure prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. During any extension of the Tender Offer, all Debentures previously tendered and not accepted for purchase will remain subject to the Tender Offer and may, subject to the terms and conditions of the Tender Offer, be accepted for purchase by the Company or may be withdrawn by the applicable Holder.

     The Company expressly reserves the absolute right, in its sole discretion, to (i) waive any condition to the Tender Offer, (ii) amend any terms of the Tender Offer and (iii) modify the Tender Offer. Any waiver or amendment applicable to the Tender Offer will apply to all Debentures tendered regardless of when or in what order such Debentures were tendered. If the Company makes a material change in the terms of the Tender Offer or in the information concerning the Tender Offer or if it waives a material condition of the Tender Offer, the Company will disseminate additional information concerning such change or waiver and will extend the Tender Offer, in each case, to the extent required by law. See "--Withdrawal of Tenders."


     The Company expressly reserves the right, in its sole discretion, to terminate the Tender Offer for any reason, including if any of the applicable conditions set forth under "--Conditions to the Tender Offer" shall exist and shall not have been waived by the Company. Any such termination will be followed as promptly as practicable by a public announcement. In the event the Company shall terminate the Tender Offer, it shall give immediate notice thereof to the Depositary, and all Debentures tendered pursuant to the Tender Offer shall be returned promptly to the tendering Holders. See "--Withdrawal of Tenders" and "--Conditions of the Tender Offer."


     Any extension, waiver of a condition, delay, termination or amendment of the Tender Offer will be followed as promptly as practicable by a press release or other public announcement, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner by which the Company may choose to make such announcement, the Company will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement.


ACCEPTANCE OF DEBENTURES FOR PURCHASE; PAYMENT FOR DEBENTURES; MAXIMUM TENDER AMOUNT AND PRO RATA ACCEPTANCE


     Upon the terms and subject to the conditions of the Tender Offer, unless previously terminated, promptly after the Expiration Date, the Company will, subject to the satisfaction or waiver of all relevant conditions, accept for purchase, and pay for, Debentures validly tendered and not withdrawn under the Tender Offer on or prior to the Expiration Date; provided, however, that if more than the Maximum Tender Amount of Debentures has been tendered, the Company will purchase the Maximum Tender Amount on a Pro Rata Acceptance basis.



     The Company expressly reserves the right, in its sole discretion, to delay acceptance for purchase of Debentures tendered under the Tender Offer or the payment for Debentures accepted for purchase (subject to Rule 14e-1(c) under the Exchange Act, which requires that the Company pay the consideration offered or return the Debentures deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer), or to terminate the Tender Offer and not accept for purchase any Debentures not theretofore accepted for purchase, if any of the conditions set forth under "--Conditions of the Tender Offer" shall not have been satisfied or waived by the Company or in order to comply in whole or in part with any applicable law. In all cases, payment for Debentures purchased pursuant to the Tender Offer will be made only after timely receipt by the Depositary of (i) such Debentures, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Debentures into the Depositary's account at DTC pursuant to the procedures set forth below in "Procedures for Tendering Debentures," (ii) a properly completed and duly executed Letter of Transmittal (or an Agent's Message in lieu thereof) and (iii) all necessary signature guarantees and any other documents required by the Letter of Transmittal. See "--Procedures for Tendering Debentures" for a description of the procedures for tendering Debentures pursuant to the Tender Offer.


     For purposes of the Tender Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Debentures when and if it gives oral, to be followed by written, notice to the Depositary of its acceptance of such Debentures for payment pursuant to the Tender Offer. Payment for Debentures purchased pursuant to the Tender Offer will be made by the Company on the Payment

Date by depositing the Tender Offer Consideration with the Depositary, which will act as agent for tendering Holders for the purpose of receiving Tender Offer Consideration from the Company and transmitting Tender Offer Consideration to the tendering Holders.


     Tenders with respect to the Debentures pursuant to the Tender Offer will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.


     If, for any reason whatsoever, acceptance for purchase of or payment for validly tendered Debentures pursuant to the Tender Offer is delayed or the Company is unable to accept for purchase or to pay for validly tendered Debentures pursuant to the Tender Offer, then the Depositary may, nevertheless, on behalf of the Company, retain tendered Debentures, without prejudice to the rights of the Company described under "--Expiration Date; Extension; Termination; Amendments," "--Conditions of the Tender Offer" and "--Withdrawal of Tenders" (subject further to Rule 14e-1(c) under the Exchange Act, which requires that the Company pay the consideration offered or return the Debentures deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer).


     The Company does not expect to increase the consideration offered in the Tender Offer, but if the consideration offered in the Tender Offer is increased, all tendering Holders whose Debentures are accepted for payment pursuant to the Tender Offer will be given the increased consideration regardless of when or in what order such Debentures were tendered.


     Under no circumstances will any interest be payable because of any delay in the transmission of funds to the Holders of purchased Debentures or otherwise. If any tendered Debentures are not accepted for payment for any reason pursuant to the terms and conditions of the Tender Offer or if certificates are submitted evidencing more Debentures than are tendered, certificates evidencing unpurchased Debentures will be returned, without expense, to the tendering Holder (or, in the case of Debentures tendered by book-entry transfer into the Depositary's account at DTC, the account maintained at DTC designated by the participant therein who so delivered such Debentures), unless otherwise requested by such Holder under "Special Delivery Instructions" in the Letter of Transmittal, promptly following the Expiration Date or the termination of the Tender Offer.


     Tendering Holders whose Debentures are purchased in the Tender Offer will not be obligated to pay brokerage commissions or fees or to pay transfer taxes with respect to the purchase of their Debentures unless the box entitled "Special Payment and Issuance Instructions" or the box entitled "Special Delivery Instructions" in the respective Letter of Transmittal has been completed, as described in the instructions thereto. The Company will pay all other charges and expenses in connection with the Tender Offer.


     The Debentures purchased pursuant to the Tender Offer will cease to be outstanding and will be delivered to the Trustee for cancellation as promptly as practicable after such purchase. Any Debentures which remain outstanding after consummation of the Tender Offer will continue to be obligations of the Company in accordance with the provisions of the Indenture.


     After the Expiration Date, the Company may purchase additional Debentures in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise, subject to compliance with the Indenture and applicable law. Any future purchases may be on the same terms or on terms that may be more or less favorable to Holders than the terms of the Tender Offer. Any future purchases will depend on various factors at that time.



     If more than $25 million aggregate principal amount of the Debentures are validly tendered and not withdrawn in the Tender Offer, the Company may, but is not obligated to, increase the outstanding principal amount of Debentures being sought and, in the event that the amount sought exceeds $25.5 million aggregate principal amount, extend the Expiration Date of the Tender Offer.

PROCEDURES FOR TENDERING DEBENTURES


     TENDERING DEBENTURES. The tender of Debentures pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Tender Offer. The tender of Debentures will constitute an agreement to deliver good and marketable title to all tendered Debentures on the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.


     Except as provided in "--Guaranteed Delivery Procedures," unless the Debentures being tendered are deposited by the Holder with the Depositary on or before the Expiration Date (accompanied by a properly completed and duly executed letter of Transmittal), the Company may, at its option, reject such tender. Payment for Debentures will be made only against deposit of validly tendered Debentures and delivery of all other required documents.


     Any beneficial owner whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Debentures should contact promptly such registered Holder.


     Only record Holders are authorized to tender their Debentures pursuant to the Tender Offer. Accordingly, to properly tender Debentures or cause Debentures to be tendered, the following procedures must be followed.


     DEBENTURES HELD THROUGH DTC. Each beneficial owner of Debentures held through a DTC Participant (i.e., a custodian bank, depositary, broker, trust company or other nominee) must instruct such DTC Participant to cause its Debentures to be tendered in accordance with the procedures set forth in this Offer to Purchase.


     To effectively tender Debentures that are held through DTC, DTC Participants should transmit their acceptance through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent's Message to the Depositary for its acceptance. Delivery of tendered Debentures must be made to the Depositary pursuant to the book-entry delivery procedures set forth below or the tendering DTC Participant must comply with the guaranteed delivery procedures set forth below. No Letters of Transmittal will be required to tender Debentures through ATOP.


     The Depositary will establish an account with respect to the Debentures at DTC for purposes of the Tender Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of the Debentures by causing DTC to transfer such Debentures into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Debentures may be effected through book-entry transfer into the Depositary's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the last page of this Offer to Purchase on or before the Expiration Date, or the tendering Holder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.


     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states (i) that DTC has received an express acknowledgment from the DTC Participant described in such Agent's Message, (ii) that the principal amount of Debentures which have been tendered by such DTC Participant pursuant to the Offer, (iii) that such DTC Participant has received this Offer to Purchase and the Letter of Transmittal and agrees to be bound by the terms of this Offer to Purchase and the Letter of Transmittal and (iv) that the Company may enforce such agreement against such DTC Participant.


     DEBENTURES HELD BY RECORD HOLDERS. Each record Holder must complete and sign a Letter of Transmittal, and mail or deliver such Letter of Transmittal, and any other documents required by the

Letter of Transmittal, together with certificate(s) representing all tendered Debentures, to the Depositary at its address set forth on the last page of this Offer to Purchase, or the Holder must comply with the guaranteed delivery procedures set forth in this Offer to Purchase. See "--Guaranteed Delivery Procedures."


     All signatures on a Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on a Letter of Transmittal need not be guaranteed if such Debentures are tendered for the account of an Eligible Institution (as hereinafter defined). If a Letter of Transmittal or any Debenture is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.


     No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal or transmitting an acceptance through ATOP, each tendering Holder waives any right to receive any notice of the acceptance for purchase of its Debentures.


     BACKUP FEDERAL INCOME TAX WITHHOLDING. Under the "backup withholding" provisions of federal income tax law, unless a tendering Holder, or his or her assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 5 of the Letter of Transmittal or is otherwise exempt, the aggregate purchase price may be subject to backup withholding tax at a rate of 31%. To prevent backup withholding, each Payee should complete and sing the Substitute Form W-9 provided in the Letter of Transmittal or otherwise certify such Holder's exemption from backup withholding. See Instruction 5 of the Letter of Transmittal.


     EFFECT OF LETTER OF TRANSMITTAL. Subject to and effective upon the acceptance for purchase of and payment for Debentures validly tendered thereby, by executing and delivering a Letter of Transmittal a tendering Holder (i) irrevocably tenders, sells, assigns and transfers to the Company all right, title and interest in and to all of the Debentures tendered thereby, (ii) waives any and all rights with respect to the Debentures (including, without limitation, any existing or past defaults and their consequences in respect of the Debentures and the Indenture), (iii) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, the Debentures including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Debentures or to participate in any redemption or defeasance of the Debentures and (iv) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Debenture, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Debentures, or transfer ownership of such Debentures, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Debentures for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Debentures (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Tender Offer Consideration for any tendered Debentures that are purchased by the Company), all in accordance with the terms of the Tender Offer.


     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Debentures will be resolved by the Company, in its sole discretion and whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders, in its sole discretion, that are not in proper form or the acceptance of which may be unlawful. The Company also reserves the absolute right to waive any condition to the Tender Offer and any irregularities or conditions of tender as to particular Debentures. The Company's interpretation of the terms and conditions of the Tender Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine in its sole discretion. None of the Company, the Trustee, the Depositary, the Co-Dealer Managers, the Information Agent or any other person shall be under any duty to give notification of defects in such tenders or incur liabilities for failure to give such notification. Tenders of Debentures will not be deemed to have been made until such irregularities have been cured or waived. Any Debentures received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.


     Letters of Transmittal and Debentures must be sent only to the Depositary. Do not send Letters of Transmittal or Debentures to the Company, the Trustee, either Co-Dealer Manager or the Information Agent.


     The method of delivery of Debentures and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or Letters of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or before such date.


GUARANTEED DELIVERY PROCEDURES


     DTC PARTICIPANTS. A DTC Participant who wishes to cause its Debentures to be tendered, but who cannot transmit its acceptance through ATOP on or before the Expiration Date, may cause a tender to be effected if:


   (a) guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act (an "Eligible Institution"), including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is a participant in a Securities Transfer Association recognized program; and


   (b) on or before the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and


   (c) Book-Entry Confirmation of the transfer into the Depositary's account at DTC, and all other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.



     RECORD HOLDERS. A record Holder who wishes to tender its Debentures but
(i) whose Debentures are not lost, but are not immediately available and will not be available for tendering on or before the Expiration Date or (ii) who cannot deliver its Debentures, the Letter of Transmittal, or any other required documents to the Depositary before the Expiration Date, may effect a tender if:



     (a) the tender is made by or through an Eligible Institution; and


     (b) on or before the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and

   (c) a properly completed and executed Letter of Transmittal, as well as the certificate(s) representing all tendered Debentures in proper form for transfer, and all other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.



     Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures described above or otherwise.


WITHDRAWAL RIGHTS


     Tenders of Debentures (or any portion of such Debentures in integral multiples of $1,000 principal amount) may be withdrawn at any time before the Expiration Date in accordance with the procedures set forth below and in the Letter of Transmittal.


     DEBENTURES HELD THROUGH DTC. A DTC Participant who has transmitted its acceptance through ATOP in respect of Debentures held through DTC may, before the Expiration Date, withdraw the instruction given thereby by (i) withdrawing its acceptance through ATOP or (ii) delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC Participant, the principal amount of Debentures to which such withdrawal relates and the signature of the DTC Participant. Withdrawal of such an instruction will be effective upon receipt of such notice of withdrawal by the Depositary.


     DEBENTURES HELD BY RECORD HOLDERS. A holder may withdraw its tender of Debentures, before the Expiration Date, by delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal. Any such notice of withdrawal must (i) specify the name of the person who tendered the Debentures to be withdrawn, (ii) contain a description of the Debentures to be withdrawn and identify the Debenture certificate number or numbers shown on the particular certificates evidencing such Debentures and (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Debentures were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer in a form acceptable to the Company, in its sole discretion, and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder. If the Debentures to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary even if physical release is not yet effected. Any Debentures properly withdrawn will be deemed to be not validly tendered for purposes of the Tender Offer.


     All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Debentures being withdrawn are held for the account of an Eligible Institution.


     A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a Holder, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or Letter of Transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A Holder or DTC Participant may withdraw a tender only if such withdrawal complies with the provisions of this Offer to Purchase and the Letter of Transmittal.


     A withdrawal of an instruction previously given pursuant to the transmission of an acceptance through ATOP or a withdrawal of a tender by a Holder may be rescinded only by (i) a new transmission of acceptance through ATOP or (ii) execution and delivery of a new Letter of Transmittal, as the case may be, in accordance with the procedures described herein and in the Letter of Transmittal.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Trustee, the Depositary, either Co-Dealer Manager, the Information Agent or any other person shall be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liabilities for failure to give any such notification.


ABSENCE OF APPRAISAL RIGHTS


     There are no appraisal or similar statutory rights available to the Holders in connection with the Tender Offer.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general description of certain United States federal income tax consequences applicable under current law to the sale of Debentures pursuant to this Offer to Purchase. This summary describes the tax consequences to a Holder of Debentures that is a "U.S. Holder" (which, for the purpose of this discussion, means a beneficial owner ("Owner") of a Debenture that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (c) an estate or trust described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")). This discussion does not deal with special classes of Owners, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt organizations, persons subject to the alternative minimum tax, Owners that are not U.S. Holders, Owners holding Debentures as part of a hedge, straddle or in connection with a synthetic security transaction. In addition, this discussion does not describe any tax consequences arising out of the laws of any state, local or foreign jurisdiction. This discussion assumes that the Debentures are held as "capital assets" within the meaning of Code Section 1221. ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF TENDERING THE DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.


SALES OF DEBENTURES PURSUANT TO THE TENDER OFFER


     Subject to the market discount and bond premium rules discussed below, a Holder who receives cash for Debentures pursuant to the Tender Offer will recognize capital gain or loss equal to the difference between the amount of cash received (excluding any amount attributable to accrued interest) and the Holder's adjusted tax basis in the Debentures sold. Generally, a Holder's adjusted tax basis in a Debenture will be the cost of the Debenture to such Holder. If applicable, a Holder's adjusted tax basis in a Debenture will be increased by any market discount previously included in income by such Holder pursuant to an election to include market discount in gross income as it accrues, and generally will be reduced by the accrual of amortizable bond premium which the Holder has previously elected to offset against interest payments on the Debenture. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain noncorporate taxpayers. Noncorporate taxpayers are generally subject to a maximum rate of 20% on capital gain realized on the disposition of an asset held for more than one year. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses. To the extent that the amount paid for the Debentures represents accrued interest, it will constitute ordinary income to the Holder unless previously included in income.


     A Holder who acquired a Debenture after its original issuance at a market discount (subject to a statutorily-defined de minimis exception) will generally be required to treat any gain on a sale thereof pursuant to the Tender Offer as ordinary income rather than capital gain to the extent of accrued market discount, unless an election was made to include market discount in income as it accrued. Market discount generally equals the excess of the stated redemption price at maturity of a debt instrument over a holder's initial tax basis in the debt instrument.

     If a Debenture purchased at a premium after the Debenture's original issuance is sold pursuant to the Tender Offer, a Holder who has elected to deduct bond premium may be able to claim as an ordinary deduction in the taxable year of disposition an amount equal to any remaining unamortized bond premium.


BACKUP WITHHOLDING


     A Holder whose Debentures are tendered and accepted for payment may be subject to backup withholding at the rate of thirty-one percent (31%) with respect to the gross proceeds from the sale of such Debentures unless such Holder (i) is a corporation or other exempt recipient and, when required, establishes this exemption or (ii) accurately completes the Substitute Form W-9 included in the Letter of Transmittal. Holders that do not provide their correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Any amount withheld under these rules will be creditable against the Holder's federal income tax liability and any excess or overpayment of federal income taxes pursuant to the imposition of backup withholding should be returned to the affected Holder, provided certain required information is reported to the IRS. See "Important Tax Information" in the Letter of Transmittal.


INFORMATION REPORTING


     The Company will provide information statements to tendering Holders and to the IRS reporting the cash payments, as required by law.


THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES DOES NOT CONSIDER THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY HOLDER'S SITUATION OR STATUS. THIS SUMMARY IS BASED ON THE PROVISIONS OF THE CODE, REGULATIONS, PROPOSED REGULATIONS, RULINGS AND JUDICIAL DECISIONS NOW IN EFFECT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY ON A RETROACTIVE BASIS.


                              CO-DEALER MANAGERS


     Ryan, Beck & Co., Inc. and Friedman, Billings, Ramsey & Co., Inc. are acting as Co-Dealer Managers for the Company in connection with the Tender Offer. Any questions or requests for assistance may be directed to either Co-Dealer Manager at the respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Ryan, Beck & Co. was acquired by the Company in June 1998 and is currently a wholly-owned subsidiary of the Company. Ryan, Beck & Co. has in the past provided, and may in the future provide, the Company with investment banking services for a fee. In addition, Ryan, Beck & Co. was one of the lead underwriters in the public offering of the Debentures in November 1997 and is currently a market maker for the Debentures.



                                  DEPOSITARY


     The Depositary for the Tender Offer is U.S. Bank Trust National Association. All deliveries, correspondence and questions sent or presented to the Depositary relating to the Tender Offer should be directed to one of the addresses or telephone numbers set forth on the back cover of this Offer to Purchase. U.S. Bank Trust National Association serves as the trustee for the Debentures pursuant to the Indenture under which the Debentures are issued.


                               INFORMATION AGENT


     Georgeson Shareholder Communications Inc. is acting as the Information Agent for the Company in connection with the Tender Offer. Requests for copies of the Tender Offer materials should be directed to the Information Agent at the address or telephone number set forth on the back cover of this Offer to Purchase.

                               FEES AND EXPENSES


     The Company will pay the Co-Dealer Managers reasonable and customary compensation for its services plus reimbursement for out-of-pocket expenses. Ryan, Beck & Co., one of the Co-Dealer Managers, has provided investment banking services to the Company and expects to provide investment banking services to the Company in the future. Ryan, Beck & Co. has been and expects to be paid usual and customary fees for such services.


     The Company will pay the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Tender Offer, plus reimbursement for out-of-pocket expenses.


     Brokers, dealers (including the Co-Dealer Managers), commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers. The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Co-Dealer Managers, the Depositary and the Information Agent) in connection with the solicitation of tenders of Debentures pursuant to the Tender Offer.


                                INDEMNIFICATION


     The Company has agreed to indemnify the Depositary, the Information Agent and each Co-Dealer Manager against certain liabilities, including, in certain cases, under the securities laws.


                                 MISCELLANEOUS


     Directors, officers and regular employees of the Company (who will not be specifically compensated for such services), and the Co-Dealer Managers may contact Holders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Tender Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Debentures.


     The Company is not aware of any jurisdiction where the making of the Tender Offer is not in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of the Tender Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Tender Offer. If, after such good faith effort, the Company cannot comply with any such applicable laws, the Tender Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders residing in such jurisdiction.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal, certificates for Debentures and any other required documents should be sent by each Holder or such Holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the address set forth below:


                   THE DEPOSITARY FOR THIS TENDER OFFER IS:


                     U.S. BANK TRUST NATIONAL ASSOCIATION
                             180 East Fifth Street
                               St. Paul, MN 55101
                     Attn: Specialized Finance Department


     Any requests for additional copies of this Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery should be directed to the Information Agent at the address and telephone number set forth below.


                THE INFORMATION AGENT FOR THE TENDER OFFER IS:


                                   GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.
                          17 State Street, 10th Floor
                               New York, NY 10004
                Bankers and Brokers Call Collect: (212) 440-9800
                  All Others: Call Toll-Free: (800) 223-2064


     Any questions or requests for assistance may be directed to either Co-Dealer Manager at the respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank or trust company or any other nominee for assistance concerning the Tender Offer.

  RYAN, BECK & CO., INC.          FRIEDMAN, BILLINGS & RAMSEY
  220 South Orange Avenue                Potomac Tower
     Livingston, NJ 07039     1001 19th Street North, 18th Floor
        973-597-6020                  Arlington, VA 22209
                                         703-469-1005